Exhibit 3.10

CERTIFICATE OF AMENDMENT
TO:

CERTIFICATE OF DESIGNATION OF 5% SERIES A CONVERTIBLE
PREFERRED

OF

OMNICOMM SYSTEMS, INC., a Delaware corporation.

The undersigned corporation

DOES HEREBY CERTIFY:

FIRST: That the holders of a majority of the issued and outstanding shares of common stock of OmniComm Systems, Inc., in accordance with Chapter 8, Subchapter VII, Section 228 of the laws of the State of Delaware have consented to amend the Certificate of Incorporation.

SECOND: That the amendment(s) or change(s) in the Certificate of Amendment to the Certificate of Designation of the 5% Series A. Convertible Preferred Stock of OmniComm Systems, Inc. are as follows:

Third Paragraph is changed to read:

THIRD:
i.

that the holders of record of the 5% Series A Convertible Preferred Stock shall be entitled to receive, when and as declared and paid by the Company's Board of Directors or upon conversion of the 5% Series A Convertible Preferred Stock or upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, out of funds legal1y available for the declaration and payment of dividends, and in preference to any declaration or payment of dividend, and distributions on any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with the 5% Series A Convertible Preferred Stock (collectively with the Common Stock, the Junior Securities), dividends at the rate of 5% of the Stated Value per share per annum (subject to adjustment in the event of stock splits, combination or similar events). Such dividends shall accrue quarterly from the date of the Amendment. Dividends per share shall be payable, at the Company's Option, either in cash or in shares of Common Stock valued at $1.50 per share. Dividends on the 5% Series A Convertible Preferred Stock: shall be cumulative so that if. for any dividend accrual period, dividends in the amount specified in this section are not declared and paid or set aside for payment, the amount of accrued but unpaid dividends shall accumulate and be added 10 the dividends payable for subsequent dividend accrual periods: and

ii. Unless full cumulative dividends on all outstanding shares of 5% Series A Convertible Preferred Stock for all past dividends periods have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, no dividend whatsoever shall be declared or paid upon, nor shall any distribution be made upon, any Junior Securities, nor shall any shares of Junior Securities be purchased or redeemed by the Company nor shall any moneys be paid to or made available for a sinking fund for the purchase or redemption of any Junior Securities (other than, in each case, a distribution or payment made solely in shares of Junior Securities), without, in each such case, the written consent of the holders of a majority of the outstanding shares of 5% Series A Convertible: Preferred Stock, voting together as a class.

THIRD:	This amendment shall be effective on August 2, 2002 for accounting purposes only.

 Dated: September 3, 2002

OmniComm Systems, Inc.

	By:	/s/ Cornelis Wit
Cornelis Wit
Director and Chief Executive Officer
Attested By: /s/ Randall G. Smith
Randall G. Smith, Secretary